UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	001-40484

JUST EAT TAKEAWAY.COM N.V.
(Exact name of registrant as specified in its charter)

Piet Heinkade 61 1019 GM Amsterdam The Netherlands Tel No: 0031202107000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing one fifth of one ordinary share of Just Eat Takeaway.com N.V. Just Eat Takeaway.com ordinary shares, nominal value €0.04 per share
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐

(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐

(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.
Just Eat Takeaway.com N.V. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on May 12, 2021, the date that the Company’s registration statement on Form F-4 (Registration Statement No. 333-255540) was declared effective by the Securities and Exchange Commission (the “Commission”).

B.
The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s securities were last sold in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) on June 15, 2021, pursuant to the Company’s registration statement on Form F-4 (Registration Statement No. 333-255540).  No securities remain unsold under such registration statement.

Item 3. Foreign Listing and Primary Trading Market

A.
The primary trading market for the Company’s ordinary shares is the Netherlands. The Company has maintained listings of its ordinary shares on the London Stock Exchange (the “LSE”) under the symbol “JET” and on Euronext Amsterdam (“Euronext”) under the symbol “TKWY”. Prior to March 4, 2022, the Company’s ADSs, each representing one fifth of one ordinary share of the Company, were listed on The Nasdaq Global Select Market (“Nasdaq”).

B.
The Company’s ordinary shares have been listed on Euronext since September 2016. The Company has maintained a listing of its ordinary shares on Euronext for at least the 12 months preceding the filing of this Form 15F.

C.
During the 12-month period beginning on January 14, 2022 and ending on January 14, 2023 (the “Applicable Period”), approximately 57.7% of trading in the Company’s ordinary shares and American depositary shares (“ADSs”), considered as a single class of securities, occurred in the Netherlands.

Item 4. Comparative Trading Volume Data

The Company’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A.	The Applicable Period is the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i).

B.
During the Applicable Period, the average daily trading volume of the Company’s ADSs in the United States was 85,482 shares and the average daily trading volume of the ordinary shares and ADSs, considered as a single class of securities, on a worldwide basis was 5,382,039 shares.

C.
During the Applicable Period, the average daily trading volume of ADSs in the United States was 1.6% as a percentage of the average daily trading volume of the ordinary shares and ADSs, considered as a single class of securities, on a worldwide basis.

D.
Prior to March 4, 2022, the Company’s ADSs, each representing one fifth of one ordinary share of the Company, were listed on Nasdaq. On March 4, 2022, the Company voluntarily filed a Form 25 with the Commission informing the Commission that the Company had determined to voluntarily delist its ADSs from listing on Nasdaq. On March 4, 2022, for the preceding 12-month period, the average daily trading volume of the ADSs in the United States was 15.0% as a percentage of the average daily trading volume of the ADSs and ordinary shares, considered as a single class of securities, on a worldwide basis.

E.
The Company has not terminated a sponsored American depositary receipt facility with respect to its ADSs. The Company’s sponsored American depositary receipt facility with respect to its ADSs will be amended in relation to the deregistration by a post-effective amendment to Form F-6.

F.	The Company used Bloomberg as the source of trading volume information for purposes of determining whether it meets the requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.	As required by Rule 12h-6(h), the Company published a notice disclosing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on the date hereof.

B.	The notice was disseminated in the United States via PR Newswire. In addition, the notice is attached as Exhibit 99.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its internet website at https://www.justeattakeaway.com.

PART III

Item 10. Exhibits

Attached as Exhibit 99.1 to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing the Company’s intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Just Eat Takeaway.com N.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Just Eat Takeaway.com N.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Just Eat Takeaway.com N.V.

Dated: March 14, 2023	By:	/s/ Brent Wissink
		Name:	Brent Wissink
		Title:	Chief Financial Officer